Exhibit 99.1

JOINT FILING AGREEMENT

AGREEMENT dated as of February 14, 2022 by and between 10X Capital SPAC Sponsor III LLC, a Cayman Islands limited liability company, 10X Capital Advisors, LLC, a Delaware limited liability company, Hans Thomas and David Weisburd (together, the “Parties”).

Each Party hereto represents to the other Party that it is eligible to use Schedule 13D to report its beneficial ownership of ordinary shares, $0.0001 par value per share, of 10X Capital Venture Acquisition Corp. III. Each Party hereto agrees that the Schedule 13D, dated February 14, 2022, relating to such beneficial ownership, is filed on behalf of each of them.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Party to the extent it knows or has reason to believe that any information about the other Party is inaccurate.

Date: February 14, 2022	10X CAPITAL SPAC SPONSOR III LLC

	By:	/s/ Hans Thomas
Name: Hans Thomas
Title: Managing Member of 10X Capital Advisors, LLC, the Manager of 10X Capital SPAC Sponsor III LLC

10X CAPITAL ADVISORS, LLC

Date: February 14, 2022	By:	/s/ Hans Thomas
Name: Hans Thomas
Title: Managing Member

Date: February 14, 2022	/s/ Hans Thomas
Hans Thomas

Date: February 14, 2022	/s/ David Weisburd
David Weisburd

12